LIBERTY-STEIN ROE FUNDS TRUST:
Stein Roe Institutional Client High Yield Fund


At the August 3, 1999 Board of Trustees Meeting it was voted:

          That the percentage limitation in the non-fundamental investment restriction of the Fund relating to investment in illiquid investments be increased to 15% of net assets.